04015507

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROCESSED
JUN 14 2004
THOMSON FINANCIAL

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

amended (A)

SEC FILE NUMBER
8- 051425

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Community Investment Services, Inc.

OFFICIAL USE ONLY
______
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 North Union Street
(No. and Street)

Olean	NY	14760
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann M. Moneypenny 315-445-7306
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhousecoopers, LLP
(Name – *if individual, state last, first, middle name*)

One Lincoln Center	Syracuse	NY	13202
(Address)	(City)	(State)	(Zip Code)

JUN 04 2004

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ann M. Moneypenny, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Community Investment Services, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Financial Operations Principal

Title

Notary Public

DONNA J. DRENGEL
Notary Public, State of New York
Qualified in Onondaga County
No. 01DR4828846
Commission Expires June 30, 2007

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Community Investment Services, Inc.

Schedule I

Computation of Net Capital Under Rule 15c-3-1 of the Securities and Exchange Commission
As of December 31, 2003

Net capital	
Total stockholder's equity qualified for net capital	$ 1,007,372
Add:	
Subordinated borrowing allowable in computation of net capital	-
Other (deductions) or allowable credits -	
deferred income taxes payable	-
Total capital and allowable subordinated borrowings	1,007,372
Deductions and/or charges:	
Nonallowable assets:	
Other assets	162,788
Fixed assets	175,985
Net capital before haircuts on securities positions (tentative net capital)	668,599
Haircuts on securities:	
Money Market Securities	11,923
Net capital	$ 656,676
Aggregate indebtedness:	
Items included in consolidated statement of financial condition:	
Accounts payable and other liabilities	$ 283,506
Total aggregate indebtedness	$ 283,506
Computation of basic net capital requirement	
Minimum net capital required	$ 50,000
Excess net capital	$ 606,676
Excess net capital at 1,000 percent	$ 628,325
Ratio: Aggregate indebtedness to net capital	.43 to 1

There was not a material difference between the net capital computed above and the Company's computation included in Part II of Form X-17-A-5 as of December 31, 2003.